Exhibit 1

FOR IMMEDIATE RELEASE	13 June 2012

WPP PLC (“WPP”)

JWT agrees to acquire majority stake in Hungama Digital Services in India

WPP announces that its wholly-owned operating company JWT Singapore, the global advertising network, has agreed to acquire a majority stake in Hungama Digital Services Private Limited (“Hungama Digital Services”), the highly awarded digital and promotions marketing division of Hungama Digital Entertainment Private Limited.

Based in Mumbai, Hungama Digital Services’ offering includes strategic planning, web design and maintenance, digital marketing, search engine marketing, social media optimisation and communications strategy, rich media, viral marketing campaigns, merchandising, events and conference management, and sampling. The agency employs 110 people and clients include Mahindra & Mahindra, Bacardi, Godfrey Philips, Britannia Industries, Tupperware India and Hindustan Unilever.

This investment continues WPP’s strategy of developing its networks in fast-growing and important markets and sectors. India remains one of the Group’s fastest growth markets, with revenues of approximately $500 million including associates. The Group collectively employs around 12,000 people. In India, WPP has four of the top 12 creative agencies and four of the top 15 media agencies, according to The Economic Times of India. Some WPP agencies, including JWT, have been operating in India for more than 80 years.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204